# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: United Health Products, Inc., CIK 0001096938
CUSIP: 91059D100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 520 Fellowship Road, Suite #D-406, Mt. Laurel, New Jersey (NJ), 08054
Date of event which requires filing of this statement: 12/17/2024
Filed by CIK 0002048420
Persons authorized to receive notices and communications: Suzanna Kolb, 5600 Spalding Drive, Unit 920085, Norcross, Georgia (GA), 30010-0085, 760-609-9146

## Reporting persons
- Wendy Beplate Irrevocable Trust (CIK 0002048420): type of reporting person: individual (IN); citizenship or place of organization: Utah (UT); source of funds: other (OO); sole voting power 18,000,000; shared voting power 0; sole dispositive power 18,000,000; shared dispositive power 0; aggregate amount beneficially owned 18,000,000 (7.2% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: United Health Products, Inc.
Address of issuer's principal executive offices: 520 Fellowship Road, Suite #D-406, Mt. Laurel, New Jersey (NJ), 08054

## Item 2. Identity and Background
Name of person filing: Wendy Beplate Irrevocable Trust-Suzanna Kolb, Special Independent Trustee
Residence or business address: 5600 Spalding Drive, Unit 920085, Norcross GA 30010-0085
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Douglas Beplate was the grantor in 2022 of the Reporting Person which is an irrevocable trust formed in Utah with Suzanna Kolb as its Special Independent Trustee. Mr. Beplate received the common stock for services rendered and then gifted the 18 million shares to the trust.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of December 18, 2024, the reporting person beneficially owns 18 million shares of common stock of the issuer, representing 7.2% of the issuer's outstanding shares of common stock. The reporting person has the sole power to dispose of and vote the 18 million shares of Common Stock owned by him. The Reporting Person is an Irrevocable Grantor Trust that Douglas Beplate formed in 2022 and which the Issuer's common stock is managed by a Special Independent Trustee, namely Suzanna Kolb where the Reporting Person by the Trust terms cannot make Douglas Beplate (who individually owns 6.7 million shares), a beneficiary. The Reporting Person therefore disclaims any beneficial ownership of Mr. Beplate's individual shares. Also excludes 12,307 shares of common stock owned by his spouse, Wendy Beplate, who is a trustee of the Irrevocable Grantor Trust except for acting with respect to the Issuer's common stock. The Irrevocable Grantor Trust disclaims beneficial ownership and control of Common stock of the Issuer held by Wendy Beplate.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference is item 5(a) above for the information required herein.
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A

## Signatures
- Wendy Beplate Irrevocable Trust: /s/ Suzanna Kolb, Special Independent Trustee of the Wendy Beplate Irrevocable Trust (12/18/2024)